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                                                                  EXHIBIT (a)(3)

                                                                  [ORBITAL LOGO]



                               M E M O R A N D U M


To:             Stock Option Plan Participants

From:           David W. Thompson

Date:           October 8, 2002

Subject:        Offer to Exchange Options
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I am happy to announce that the company's Board of Directors has approved a program to permit you to exchange certain of your outstanding Orbital stock options having exercise prices substantially higher than market price for new options to be granted at a future date. The options eligible for the exchange are any outstanding options granted to you under the 1990 Stock Option Plan and the 1997 Stock Option and Incentive Plan having an exercise price greater than $12.25 per share. If you choose to participate in the offer, you will be granted new options on or about the first business day which is six months and one day following the date we cancel the options you tender for exchange. On that date, you will receive a new grant of options equal to a percentage of the options surrendered to the company.

We believe that it is important to continually evaluate our ability to reward and incentivize our employees for their hard work and achievements through the grant of stock options. This offer is being made in recognition of such efforts despite a declining stock price.

The specific terms and conditions of the offer are set forth in the attached documents. I urge you to carefully read the entire Offer to Exchange and Letter of Transmittal before you decide whether or not to participate in the offer. To tender options for exchange, you will be required to properly complete and return to us the Letter of Transmittal and any other documents specified in that letter on or before November 6, 2002, the expiration date of the offer.

Should you have any questions regarding the offer, please feel free to contact Kathleen Guerere at (703) 406-5505 or Emily Bushey at (703) 406-5960. Thank you for your continued efforts on behalf of the company.



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